PATRICK J. DOOLEY +1 212.872.1080/fax: +1 212.872.1002 pdooley@akingump.com

August 30, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc. (“Steinway”)

Schedule TO-C filed August 16, 2013

Schedule TO-T filed August 21, 2013

Filed by Paulson & Co. et al

File No. 5-46651

Dear Ms. Chalk:

On behalf of each of Pianissimo Acquisition Corp., a Delaware corporation (“Purchaser”), Pianissimo Holdings Corp., a Delaware corporation (“Parent”) and Paulson & Co. Inc., a Delaware corporation (together with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated August 27, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-C, filed with the Commission on August 16, 2013, and the Filing Person’s Schedule TO-T, filed with the Commission on August 21, 2013 (the “Schedule TO”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Filing Persons. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on August 21, 2013 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Page numbers and other similar references used in the Staff’s comments and the Filing Persons’ responses below refer to the Offer to Purchase, unless otherwise noted.

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

Christina Chalk

August 30, 2013

Response to Staff Comments

Exhibit (a)(1)(A)—Offer to Purchase

The Tender Offer; Terms of the Offer, page 3

1.	We note the disclosure that if the offer closes, you can accomplish the merger without a vote of shareholders pursuant to Section 251(h) of the DGCL. However, you also have the right to exercise a Top-Up Option after the offer closes and effect a merger under Section 253 of the DGCL. Disclose which option you intend to pursue if you receive less than 90% of the outstanding shares of Steinway in the offer.

Response:

In response to the Staff’s comment, the Filing Persons are revising the disclosure on this matter throughout the Offer to Purchase to clarify that (i) Parent and Purchaser contemplate completing the Merger without a stockholder vote pursuant to Section 251(h) of the DGCL, (ii) they do not foresee any reason that the closing of the Merger cannot be effected pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, (iii) if they are unable to do so for any reason, then Purchaser will exercise the Top-Up Option and the Merger will be effected pursuant to Section 253 of the DGCL and (iv) regardless of whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, stockholders that did not tender their Shares are entitled to appraisal rights and the consideration payable in the Merger to stockholders that do not validly exercise appraisal rights under Delaware law is the same as was payable in the Offer.

The Filing Persons are revising the last paragraph on page ii (which carries over to page iii) by deleting it in its entirety and replacing it with the following:

“If we acquire at least one Share more than 50% of the Shares on a fully-diluted basis in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, then the Purchaser will exercise the Top-Up Option (as described below), and thereafter effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway. Whether the Merger is

Christina Chalk

August 30, 2013

effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

The Filing Persons are revising the first paragraph on page viii (in response to the question “What is the “Top-Up Option” and when will it be exercised?”) by deleting it in its entirety and replacing it with the following:

“Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, then under the Merger Agreement the Purchaser has been granted an irrevocable option, subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. This option is not exercisable more than once. We refer to this option as the “Top-Up Option.” Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

The Filing Persons are revising the first full paragraph on page 5 by deleting it in its entirety and replacing it with the following:

“Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one

Christina Chalk

August 30, 2013

Share more than 90% of the fully-diluted Shares in the Offer, then under the Merger Agreement the Purchaser has been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once, and following the exercise of the Top-Up Option, we will effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

The Filing Persons are revising the third paragraph on page 40 by deleting it in its entirety and replacing it with the following:

“Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Steinway’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, in accordance with the terms of the Merger Agreement, we will effect the closing of the Merger within one business day following the consummation of the Offer without a vote of the stockholders of Steinway in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger within one business day following the consummation of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be

Christina Chalk

August 30, 2013

entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

2.	See our last comment above. Explain how, if any, these different options for effecting the squeeze out of Steinway shares not tendered in the offer affect the rights of remaining minority shareholders, including any differences with respect to how appraisal rights are perfected.

Response:

The Filings Persons acknowledge the Staff’s comment, and as discussed with the Staff on August 29, 2013, respectfully submit that there are no relevant differences in the rights of Steinway’s remaining minority stockholders depending on whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL. However, in response to the Staff’s comment, the Filing Persons respectfully request that you refer to their response to comment 1, and the additional disclosure described therein, stating that regardless of whether the Merger is effected pursuant to Section 251(h) of the DGCL or if the Top-Up Option is exercised and the Merger effected pursuant to Section 253 of the DGCL, stockholders that did not tender their Shares will be entitled to appraisal rights under Delaware law, and if they do not exercise appraisal rights, will receive the same cash consideration as was payable in the Offer.

3.	Here or where appropriate in the offer materials, provide more specifics about the exercise of appraisal rights, including when you or Steinway will provide the additional notice describing those rights under DGCL and the time involved in perfecting them.

The Filings Persons acknowledge the Staff’s comment. As discussed with the Staff on August 29, while the Filing Persons believe the disclosure regarding appraisal rights in connection with the Merger is not required, in response to the Staff’s comment the Filing Persons confirm that they intend, in accordance with Section 262(d)(2) of the DGCL, to cause the Surviving Corporation to deliver a notice of appraisal rights to stockholders within 10 days of the effective date of the Merger, and the Filing Persons are revising Section 17 of the Offer to Purchase by inserting the sentence “If the Merger is completed, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.” as the last sentence of the fifth paragraph on page 46. The fifth paragraph on page 46 has been amended and restated as follows:

“You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto. If the Merger is completed, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.”

Christina Chalk

August 30, 2013

Source and Amount of Funds, page 14

4.	Refer to the last paragraph in this section on page 18. While you may include appropriate qualifying language about the nature of a summary generally, it is inappropriate to state that the information you provide about the Debt Commitment Letter “does not purport to be complete.” Please revise.

Response:

In response to the Staff’s comment, the Filing Persons are revising the last paragraph in this section on page 18 by deleting the words “does not purport to be complete and.” The last paragraph in this section on page 18 has been amended and restated as follows:

Christina Chalk

August 30, 2013

“The foregoing summary of the Debt Commitment Letter is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference.”

Merger Agreement, page 20

5.	See our last comment above. Make the same revisions to the comparable language in the first paragraph of this section on page 20.

Response:

In response to the Staff’s comment, the Filing Persons are revising the first paragraph in this section on page 20 by deleting the words “does not purport to be complete and.” The second sentence in the first full paragraph of page 20 has been amended and restated as follows:

“The following description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference.”

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

•	They are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Written acknowledgements of the three bullet points in the Staff’s final comment are enclosed with this response letter as Exhibit A.

***

Christina Chalk

August 30, 2013

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact me at (212) 872-1080 or Ron Deutsch at (212) 872-1094.

Sincerely,

/s/ Patrick J. Dooley

Patrick J. Dooley

Exhibit A

August 30, 2013

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc. (“Steinway”)

Schedule TO-C filed August 16, 2013

Schedule TO-T filed August 21, 2013

Filed by Paulson & Co. et al

File No. 5-46651

Dear Ms. Chalk:

Reference is made to the comment letter, dated August 27, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-C, filed by us with the Commission on August 16, 2013, and the Schedule TO-T, filed by us with the Commission on August 21, 2013.

In response to the Staff’s request in the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

PAULSON & CO. INC.

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Managing Director

PIANISSIMO HOLDINGS CORP.

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	President

PIANISSIMO ACQUISITION CORP.

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	President